Exhibit 99.1

Hepsiburada Releases 2022 Sustainability Report

ISTANBUL, Türkiye, May 23, 2023 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, today released its 2022 Sustainability Report. Certified by the Global Reporting Initiative, the report is a first in the e-commerce sector in Türkiye.

The company’s sustainability approach revolves around four focus areas: an equal and inclusive corporate culture; social benefit projects; ethical and transparent governance; and environmentally responsible solutions.

Hepsiburada CEO, Nilhan Onal Gökçetekin, commented: “At Hepsiburada, we see sustainability and social responsibility as the core values of our business culture. Since our foundation, we have been committed to creating value for our society and contributing to social development while leading the digitization of commerce. We will transparently share with all our stakeholders the value we have created in the journey we have been on for more than 20 years with the spirit of innovation and entrepreneurship. In this regard, we are pleased to release our first sustainability report featuring the slogan ‘Transformation for a Sustainable Future Starts Here’.”

Key Highlights from Hepsiburada 2022 Sustainability Report:

●	Hepsiburada is a member of the United Nations (UN) Global Compact and is committed to the Ten Principles of the UN Global Compact related to human rights, labor, the environment and anti-corruption and supports the Sustainable Development Goals.
●	Hepsiburada has made great strides in “Women Entrepreneurship”. As of the end of 2022, Hepsiburada had supported more than 41,000 women entrepreneurs through its “Technology Empowerment for Women Entrepreneurs” program launched in 2017.
●	With the aim to bolster an equal workplace, Hepsiburada signed the UN Women’s Empowerment Principles in 2022, committing to seven principles to create company policies to ensure gender equality and women’s empowerment.
●	As part of the HepsiTürkiye’den (All from Türkiye) program, Hepsiburada has continued to encourage local produce by backing more than 330 local producers.
●	32,000 children from 202 schools have benefited from Hepsiburada’s campaigns designed for disadvantaged children.
●	Encouraging volunteering activities among its employees, Hepsiburada enabled more than 400 hours of volunteer work by over 250 employees.
●	Hepsiburada has invited its customers and business partners to use the platform to support its collaborations with non-governmental organizations (NGOs).

●	As part of the “Renew the Old” project, Hepsiburada recycles old electronic devices, optimizes the use of materials through responsible packaging practices, and reduces its environmental impact through more efficient and innovative activities to manage existing resources.
●	Hepsiburada has continued prioritizing Circularity and Waste Management to reduce its operations’ waste-related environmental impact.
●	HepsiJet, Hepsiburada’s last mile delivery service, received a patent from TURKPATENT for “Multi-Vehicle Route Optimization” technology which, utilizing AI, enhances efficiency in cargo order deliveries and reduces carbon emissions due to optimal routing.

On the date of this press release, the Hepsiburada 2022 Sustainability Report has been furnished with the U.S. Securities and Exchange Commission on Form 6-K and has been made available on our website:

https://kurumsal.hepsiburada.com/en/transformation-for-a-sustainable-future-starts-here

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 55 million members with over 160 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 100,000 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 42,000 female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com